UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I.	Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) published immediate reports in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange regarding the following matters, which are summarized below:

1.	On December 28, 2015, the Registrant published a supplement to its report with the Israel Securities Authority and the Tel Aviv Stock Exchange (“TASE”) in connection with the announcement that it will hold a Special General Meeting of Shareholders to be held on Monday December 28, 2015 at 2:00 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv. The supplement to the Meeting Notice was to specify that further to the staff position of the Israel Securities Authority that the Company will hold separate class meetings of the securities of the Company which are traded on the TASE and those which are traded on the NASDAQ, and in light of the fact that on November 20, 2014 the shareholders of Company approved the change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with U.S. securities regulations, all in accordance with and subject to the provisions of Section 35XXXII of the Law, the class vote of the shares of the Company which are traded on the TASE is cancelled, and the shareholders which voted via proxy delivered to the Company or via electronic voting will not have their votes counted as a separate class vote.

2.	On December 28, 2015 the Company further announced that due to the lack of a legal quorum present within a half hour of the time set for commencement of the aforesaid Special General Meeting of Shareholders, namely at least two shareholders present in person or by proxy, representing at least 25% of the voting rights of the Company, the shareholders meeting was adjourned to the next day, Tuesday, December 29, 2015, at 2:00 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, and at the adjourned meeting only such matters on the agenda of the original meeting shall be presented. If at the adjourned meeting a legal quorum is not present within a half hour of the time set for commencement of the adjourned meeting, the adjourned meeting shall commence with any number of participants present.

3.	On December 28, 2015 the Company further announced that due to the lack of a legal quorum present within a half hour of the time set for commencement of the special general meeting holders of Series 2 Warrants of the Company, namely at least two holders are present in person or by proxy, representing at least 25% of the voting rights of the Series 2 Warrants of the Company, the special general meeting holders of Series 2 Warrants of the Company was adjourned to the next day, Tuesday, December 29, 2015, at 3:00 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, and at the adjourned meeting only such matters on the agenda of the original meeting shall be presented. If at the adjourned meeting a legal quorum is not present within a half hour of the time set for commencement of the adjourned meeting, the adjourned meeting shall commence with any number of participants present.

II.	Further to the Notice and Proxy Statement with respect to the Company’s special general meeting of holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange to be held on December 28, 2015, which was furnished by the Registrant to the Securities and Exchange Commission on December 11, 2015 on a Report of Foreign Private Issuer (Form 6-K), the Registrant is announcing that that due to the lack of a legal quorum present within a half hour of the time set for commencement of special general meeting of the holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange, namely at least two holders present in person or by proxy, representing at least 25% of the voting rights of the holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange, the special general meeting of holders of options and warrants of the Company which are not traded on the Tel Aviv Stock Exchange was adjourned to the next day, Tuesday, December 29, 2015, at 4:00 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, and at the adjourned meeting only such matters on the agenda of the original meeting shall be presented. If at the adjourned meeting a legal quorum is not present within a half hour of the time set for commencement of the adjourned meeting, the adjourned meeting shall commence with any number of participants present.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 28, 2015	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary